Filed Pursuant to Rule 424(b)(3)

Registration No. 333-141128

PROSPECTUS SUPPLEMENT

(to Prospectus dated July 9, 2007)

FREESCALE SEMICONDUCTOR, INC.

OFFER TO EXCHANGE

$500,000,000 aggregate principal amount of its Senior Floating Rate Notes due 2014 (CUSIP No. 35687MAG2/U31395AD5); $1,500,000,000 aggregate principal amount of its 9 1/8% / 9 7/8% Senior PIK-Election Notes due 2014 (CUSIP No. 35687MAJ6/U31395AE3); $2,350,000,000 aggregate principal amount of its 8 7/8% Senior Fixed Rate Notes due 2014 (CUSIP No. 35687MAL1/U31395AF0); and $1,600,000,000 aggregate principal amount of its 10 1/8% Senior Subordinated Notes due 2016 (CUSIP No. 35687MAN7/U31395AG8), the issuance of each of which has been registered under the Securities Act of 1933 (collectively, the “Exchange Notes”), for

any and all of its outstanding Senior Floating Rate Notes due 2014; 9 1/8% / 9 7/8% Senior PIK-Election Notes due 2014; 8 7/8% Senior Fixed Rate Notes due 2014; and 10 1/8% Senior Subordinated Notes due 2016, respectively (collectively, the “Restricted Notes” and, together with the Exchange Notes, the “notes”). We refer herein to the foregoing offers to exchange collectively as the “exchange offer.”

The exchange offer will expire at 5:00 p.m., New York City time, on August 6, 2007, unless we extend the exchange offer in our sole and absolute discretion.

This prospectus supplement supplements the prospectus dated July 9, 2007, relating to the exchange offer. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information set forth herein was included in our earnings release, which has also been furnished to the Securities and Exchange Commission on Form 8-K.

See “Risk Factors” beginning on page 26 of the prospectus for a discussion of risks you should consider prior to tendering your outstanding Restricted Notes for exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 25, 2007.

Recent Developments

On July 19, 2007, Freescale Semiconductor Holdings I, Ltd. announced financial results for the second quarter ended June 29, 2007.

Net Sales

Net sales for the second quarter of 2007 were $1.38 billion, compared to $1.60 billion in the second quarter of 2006.

Our results were impacted by continued weakness in unit sales and demand from our largest wireless customer.

Operating Highlights

Operating earnings, net earnings and Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) now include non-cash purchase accounting expenses related to the company’s acquisition by a private equity consortium in December 2006. In addition, during the second quarter of 2007 the company incurred a charge of $38 million, primarily for severance costs associated with a workforce reduction.

Including the aforementioned expenses, the operating and net losses for the second quarter of 2007 were $268 million and $288 million, respectively.

The company also uses Adjusted EBITDA to measure compliance with certain of its debt covenants. Adjusted EBITDA for the 12 months ended June 29, 2007 was approximately $1.7 billion.

A description of Adjusted EBITDA and the reconciliations to our GAAP results are included in this prospectus supplement.

Segment Results

The Transportation and Standard Products segment reported net sales of $684 million in the second quarter of 2007, compared to $697 million in the second quarter of 2006. EBITDA for the second quarter was $185 million, or 27% of net sales.

The Networking and Computing Systems segment reported net sales of $328 million in the second quarter of 2007, compared to $370 million in the second quarter of 2006. EBITDA for the second quarter was $104 million, or 32% of net sales.

The Wireless and Mobile Solutions segment reported net sales of $353 million in the second quarter of 2007, compared to $514 million in the second quarter of 2006. Net sales were negatively impacted by lower shipments to the segment’s largest customer. EBITDA for the second quarter was $29 million, or 8% of net sales.

Liquidity Highlights

Cash, cash equivalents and short-term investments were $541 million on June 29, 2007. Capital expenditures were $72 million or 5% of net sales for the second quarter of 2007.

Freescale Semiconductor Holdings I, Ltd.

Consolidated Statements of Operations

(Unaudited)

	Successor	Predecessor
(in millions)	Three months ended June 29, 2007	Three months ended June 30, 2006
Net sales	$1,376	$1,599
Cost of sales	809	864

Gross margin	567	735
Selling, general and administrative	165	185
Research and development	286	296
Amortization expense for acquired intangible assets	346	3
Reorganization of businesses and other	38	—
Merger expenses	—	—

Operating (loss) earnings	(268)	251
Other (expense) income, net	(188)	6

(Loss) earnings before income taxes	(456)	257
Income tax (benefit) expense	(168)	(3)

Net (loss) earnings	$(288)	$260

Freescale Semiconductor Holdings I, Ltd.

Consolidated Statements of Operations

(Unaudited)

	Successor	Predecessor
(in millions)	Six months ended June 29, 2007	Six months ended June 30, 2006
Net sales	$2,737	$3,125
Cost of sales	2,026	1,699

Gross margin	711	1,426
Selling, general and administrative	325	372
Research and development	576	590
Amortization expense for acquired intangible assets	691	6
Reorganization of businesses and other	38	—
Merger expenses	3	—

Operating (loss) earnings	(922)	458
Other (expense) income, net	(386)	17

(Loss) earnings before income taxes and cumulative effect of accounting change	(1,308)	475
Income tax (benefit) expense	(481)	10

(Loss) earnings before cumulative effect of accounting change	(827)	465
Cumulative effect of accounting change	—	7

Net (loss) earnings	$(827)	$472

Freescale Semiconductor Holdings I, Ltd.

Condensed Consolidated Segment Information

(Unaudited)

(in millions)

	Three Months Ended
	June 29, 2007	June 30, 2006
Net sales:
Transportation and Standard Products	$684	$697
Networking and Computing Systems	328	370
Wireless and Mobile Solutions	353	514
Other	11	18

Segment totals	$1,376	$1,599

EBITDA:
Transportation and Standard Products	$185	$205
Networking and Computing Systems	104	134
Wireless and Mobile Solutions	29	84
Other	(45)	(10)

Segment totals	$273	$413

For a description of our segment reporting, please see Note 12 to the consolidated and combined financial statements included in our prospectus dated July 9, 2007 beginning on page F-49.

Freescale Semiconductor Holdings I, Ltd.

Condensed Consolidated Segment Information

(Unaudited)

(in millions)

	Six Months Ended
	June 29, 2007	June 30, 2006
Net sales:
Transportation and Standard Products	$1,349	$1,350
Networking and Computing Systems	648	721
Wireless and Mobile Solutions	717	1,020
Other	23	34

Segment totals	$2,737	$3,125

EBITDA:
Transportation and Standard Products	$177	$394
Networking and Computing Systems	16	249
Wireless and Mobile Solutions	5	181
Other	(44)	(40)

Segment totals	$154	$784

For a description of our segment reporting, please see Note 12 to the consolidated and combined financial statements included in our prospectus dated July 9, 2007 beginning on page F-49.

Freescale Semiconductor Holdings I, Ltd.

Adjusted EBITDA

(Unaudited)

(in millions)

Provided below is a reconciliation of net loss to EBITDA to Adjusted EBITDA:

Twelve months ended June 29, 2007
(Loss) earnings	$(3,293)
Interest expense (income), net	428
Income tax (benefit) expense	(599)
Depreciation and amortization*	1,523

EBITDA	(1,941)
Non-cash stock-based employee compensation(1)	382
Other non-cash charges(2)	2,824
Non-recurring/one-time items(3)	262
Cost savings(4)	69
Other defined terms(5)	90

Adjusted EBITDA	$1,686

*	Excludes amortization of debt issuance costs, which are included in interest expense, net.
(1)	Reflects non-cash stock-based employee compensation expense under the provisions of SFAS No. 123(R), Share-based Payments.
(2)	Reflects the non-cash charges related to purchase accounting adjustments for in-process research and development, inventory and other non-cash items.
(3)	Reflects costs associated with Predecessor debt extinguishment, one-time merger expenses and our reorganization of business program.
(4)	Reflects cost savings that we expect to achieve from certain initiatives where actions have begun or have already been completed.
(5)	Reflects other adjustments required in calculating our debt covenant compliance.

Adjusted earnings before cumulative effect of accounting change, interest, taxes, depreciation and amortization (EBITDA) is a non-U.S. GAAP measure used to determine our compliance with certain covenants contained in the Credit Facilities and the indentures governing the Senior Notes and Senior Subordinated Notes. Adjusted EBITDA is defined as EBITDA adjusted to add back certain non-cash, non-recurring and other items that are included in EBITDA and/or net income (loss), as required by various covenants in the indentures and the Credit Facilities. We believe that the presentation of Adjusted EBITDA for the twelve months ended June 29, 2007 is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants. Our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss), operating income (loss), or cash flow from operations as those terms are defined by U.S. GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. While Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements by other companies, our use of Adjusted EBITDA is not necessarily comparable to such other similarly titled captions of other companies. The definition of Adjusted EBITDA in the indentures and the Credit Facilities allows us to add back certain charges that are deducted in calculating EBITDA and/or net income (loss). However, some of these expenses may recur, vary greatly and are difficult to predict. Further, our debt instruments require that Adjusted EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be disproportionately affected by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent four-quarter period or any complete fiscal year.

Freescale Semiconductor Holdings I, Ltd.

Condensed Consolidated Balance Sheets

(in millions)

	June 29, 2007 (unaudited)	December 31, 2006
ASSETS
Cash and cash equivalents	$228	$177
Short-term investments	313	533
Accounts receivable, net	538	635
Inventory	878	1,188
Other current assets	279	317

Total current assets	2,236	2,850
Property, plant and equipment, net	3,024	3,232
Goodwill	5,312	5,313
Intangible assets, net	4,972	5,654
Other assets, net	596	690

Total assets	$16,140	$17,739

LIABILITIES AND STOCKHOLDER’S EQUITY
Notes payable and current portion of long-term debt and capital lease obligations	$87	$85
Accounts payable	451	558
Accrued liabilities and other	545	716

Total current liabilities	1,083	1,359
Long-term debt	9,398	9,415
Deferred tax liabilities	1,347	1,858
Other liabilities	397	390
Stockholder’s equity	3,915	4,717

Total liabilities and stockholder’s equity	$16,140	$17,739